NOTICE AND

INFORMATION CIRCULAR

for the

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

CHINESEWORLDNET.COM INC.

to be held on

Friday, April 18, 2014

March 19, 2014

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this information circular, you should immediately contact your advisor.

CHINESEWORLDNET.COM INC.

NOTICE OF extraordinary general MEETING OF SHAREHOLDERS

NOTICE is hereby given that an extraordinary general meeting (the “Meeting”) of the shareholders of ChineseWorldNet.Com Inc. (the “Company”) will be held at Semiahmoo Resort, 9565 Semiahmoo Parkway, Blaine, Washington 98230-9326, U.S.A. on Friday, April 18, 2014 at 9:00 a.m. (Pacific time) for the following purposes:

1.	to consider and, if thought fit, to pass an ordinary resolution approving a share purchase agreement dated March 19, 2014 between the Company and Ningbo International Limited (the “Purchaser”), whereby the Company agreed to sell to the Purchaser the Company’s right, title and interest in and to all shares that the Company owns in the capital of its subsidiaries as follows:

a.	100 shares in the capital of NAI Interactive Ltd. (“NAI”), which shares represent all of the issued and outstanding shares in the capital of NAI;

b.	990 shares in the capital of ChineseWorldNet.com (Hong Kong) Ltd. (“CWN HK”) and 10 shares in the capital of CWN HK owned by Chi Cheong Liu, a director and major shareholder of the Company, on the Company’s behalf, which shares, together, represent all of the issued and outstanding shares in the capital of CWN HK; and

c.	25,000 shares in the capital of CWN Capital Inc. (“CWN Capital”, together with NAI and CWN HK, are collectively referred to as the “Subsidiaries”, each, a “Subsidiary”), which shares represent 23.8% of the issued and outstanding shares in the capital of CWN Capital;

in exchange for the Purchaser paying to the Company a cash payment of CDN$263,968.90 and one or more non-interest bearing promissory notes in the aggregate principal amount of CDN$831,031.10 with a maturity date of one year with the option to extend upon mutual agreement (the “Transaction”); The Transaction amounts to the sale of substantially all of the assets of the Company; and

2.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of the Meeting.

The Company’s board of directors has fixed March 13, 2014 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying information circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Securities Transfer Corporation, at their offices located at 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034, U.S.A. which must be received by 5:00 p.m. (Pacific time) on Wednesday, April 16, 2014, or if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this notice of the Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

Dated this 19th day of March, 2014.

On Behalf of the Board of Directors of

CHINESEWORLDNET.COM INC.

“Chi Cheong Liu”

Chi Cheong Liu

Treasurer and Director

CHINESEWORLDNET.COM INC.

INFORMATION CIRCULAR

(Containing information as at March 19, 2014 unless otherwise noted)

introduction

This information circular (the “Information Circular”) accompanies the notice (the “Notice”) of the extraordinary general meeting of shareholders and is furnished to shareholders holding ordinary voting shares in the capital of ChineseWorldNet.Com Inc. (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the extraordinary general meeting (the “Meeting”) of the shareholders to be held at 9 a.m. (Pacific time) on Friday, April 18, 2014 at Semiahmoo Resort, 9565 Semiahmoo Parkway, Blaine, Washington 98230-9326, U.S.A., or at any adjournment or postponement thereof.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

The Company is not sending proxy-related materials to its shareholders using notice-and-access.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered shareholders are entitled to vote at the Meeting. A shareholder is entitled to one vote for each ordinary voting share that such shareholder holds on the record date of March 13, 2014 on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

A shareholder has the right to appoint a person or company (who need not be a shareholder) to attend and act for or on behalf of that shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy.

To exercise the right, the shareholder may do so by inserting the name of such other person in the blank space provided in the form of proxy. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instruction to the nominee on how the shareholder’s shares should be voted. The nominee should bring personal identification to the Meeting.

In order to be voted, the completed form of proxy must be received by the Company’s transfer agent, Securities Transfer Corporation (the “Transfer Agent”) in accordance with the instructions provided in the form of proxy by 5:00 p.m. (Pacific time) on Wednesday, April 16, 2014, or if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays, and holidays) before any adjournment or postponement thereof. Alternatively, the completed form of proxy may be delivered to the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder’s attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders, or by an officer or attorney-in-fact for a corporate shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that shareholder or by that shareholder’s attorney-in-fact authorized in writing or, where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (a) attendance at the Meeting and participation in a poll (ballot) by a shareholder, or (b) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Ordinary Voting Shares and Proxies and Exercise of Discretion by Designated Persons

A shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. The ordinary voting shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the ordinary voting shares will be voted accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated persons will vote the ordinary voting shares represented by the proxy in favour of each matter identified in the proxy.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the ordinary voting shares on any matter, the ordinary voting shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those shareholders who do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of ordinary voting shares can be recognized and acted upon at the Meeting. If ordinary voting shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those ordinary voting shares will not be registered in the shareholder’s name on the records of the Company. Such ordinary voting shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such ordinary voting shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their ordinary voting shares are communicated to the appropriate person well in advance of the Meeting.

The Company does not have access to names of all of Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their ordinary voting shares are voted at the Meeting. The voting instruction form supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of ordinary voting shares to be voted at the Meeting. Beneficial Shareholders are requested to complete and return the voting instruction forms to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge’s dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the ordinary voting shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote ordinary voting shares directly at the Meeting – the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have its ordinary voting shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting ordinary voting shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the ordinary voting shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their ordinary voting shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her ordinary voting shares.

The Company is not sending proxy-related materials directly to non-objecting beneficial owners of ordinary voting shares of the Company, but will make delivery through intermediaries. The Company will pay for intermediaries to deliver proxy-related materials to both non-objecting and objecting beneficial owners of ordinary voting shares of the Company.

All references to shareholders in this Information Circular and the accompanying notice of the Meeting and form of proxy are to registered shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Company is US$100,000,000 consisting of 10,000,000,000 ordinary voting shares of US$0.01 each. As of the record date, determined by the Company’s board of directors to be the close of business on March 13, 2014, a total of 10,950,000 ordinary voting shares were issued and outstanding. Each ordinary voting share carries the right to one vote at the Meeting.

Only registered shareholders as of the record date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, ordinary voting shares carrying 10% or more of the voting rights attached to the ordinary voting shares of the Company, other than as set forth below:

Name of Shareholder	Number of Ordinary Voting Shares Owned	Percentage of Outstanding Ordinary Voting Shares(1)
Chi Cheong Liu(2)	2,896,667(3)	26.45%
Vcanland China Holdings Ltd.	1,500,000	13.70%

(1)	Based on 10,950,000 ordinary voting shares issued and outstanding as of March 13, 2014.

(2)	Mr. Liu is the Treasurer and a director of the Company.

(3)	Mr. Liu owns 1,730,000 ordinary voting shares. Goldpac Investment Partners Ltd, of which Mr. Liu is principal, owns 1,166,667 ordinary voting shares.

APPROVAL OF SALE OF SUBSIDIARIES

Sale of Subsidiaries

The Company has entered into a share purchase agreement (the “Share Purchase Agreement”), a copy of which is attached to this Information Circular as Schedule “A”, with Ningbo International Limited (the “Purchaser”), whereby the Company agreed to sell to the Purchaser all shares that the Company owns in the capital of its subsidiaries, in exchange for a cash payment of CDN$263,968.90 and one or more non-interest bearing promissory notes, in the form set out in Schedule “A” to the Share Purchase Agreement, in the aggregate principal amount of CDN$831,031.10 with a maturity date of one year with the option to extend upon mutual agreement (the “Transaction”). The Transaction amounts to the sale of substantially all of the assets of the Company.

Pursuant to the Share Purchase Agreement, the Company is selling its right, title and interest in and to all shares that the Company owns in the capital of its subsidiaries as follows:

1.	100 shares in the capital of NAI Interactive Ltd. (“NAI”), which shares represent all of the issued and outstanding shares in the capital of NAI;

2.	990 shares in the capital of ChineseWorldNet.com (Hong Kong) Ltd. (“CWN HK”) and 10 shares in the capital of CWN HK owned by Chi Cheong Liu, a director and major shareholder of the Company, on the Company’s behalf, which shares, together, represent all of the issued and outstanding shares in the capital of CWN HK; and

3.	25,000 shares in the capital of CWN Capital Inc. (“CWN Capital”, together with NAI and CWN HK, are collectively referred to as the “Subsidiaries”, each, a “Subsidiary”), which shares represent 23.8% of the issued and outstanding shares in the capital of CWN Capital.

The Company owns a number of business divisions including its online information business, the investor relations and public relations business of its subsidiary, NAI, and its other subsidiaries CWN HK and CWN Capital. NAI is the Company’s main operation base delivering the Company’s business products and services. CWN HK provides the Company with a local operation base for the Company’s penetration and expansion plans in the Asian market. Finally, CWN Capital provides a vehicle for expanding the scope of the Company’s businesses into the capital markets.

The Company has experienced increasing challenges in the market, including increases in technical complication and increases in competition to its various businesses that will require significant capital investment in order to remain competitive.  Current market conditions have also increased difficulty for the Company to access capital required to grow its businesses.  In early of 2014, management and the board of the directors of the Company came to the conclusion that the best course of action for the shareholders of the Company would be to seek a buyer for the assets of the Company.

In March 2014, the Company was approached by the Purchaser to complete a deal for all of the assets of the Company. After negotiations and due diligence between the parties, the Company entered into the Share Purchase Agreement with the Purchaser.

On March 5, 2014, the Company commissioned Stephen W. Semeniuk, CFA to prepare a valuation report (the “Valuation Report”), which was subsequently submitted to the Company on March 17, 2014, to provide an opinion as to the fair value of the Company. The value of the Company as concluded by Stephen W. Semeniuk, CFA in the Valuation Report is in the range of US$843,150 to US$1,303,050 (US$0.077 to US$0.119 per share). A copy of the Valuation Report is attached to this Information Circular as Schedule “B”.

Shareholder Approval

Under the Company’s articles of association, the Company is required by ordinary resolution to approve any contract where all or substantially all of the undertaking of the Company is to be sold or otherwise disposed of. An ordinary resolution is a resolution of a general meeting passed by a majority of the shareholders of the Company entitled to vote present at the meeting in person or by proxy or a written resolution signed by all shareholders of the Company entitled to vote.

Accordingly, shareholders of the Company will be asked to consider, and if thought fit, to pass the following resolution (the “Sale Resolution”), as an ordinary resolution, at the Meeting or any adjournment or postponement thereof:

“BE IT RESOLVED, as an ordinary resolution, that:

1.	the share purchase agreement between ChineseWorldNet.Com Inc. (the “Company”) and Ningbo International Limited dated March 19, 2014, as the same may be amended from time to time, (the “Share Purchase Agreement”) and the entering into thereof by the Company, be and the same is hereby approved, authorized, ratified and confirmed;

2.	the Company be and is hereby authorized to sell its right, title and interest in and to all shares that the Company owns in the capital of its subsidiaries, NAI Interactive Ltd., ChineseWorldNet.com (Hong Kong) Ltd., and CWN Capital Inc., as required by the terms and conditions contained in the Share Purchase Agreement and the Company is authorized to consummate the Transaction as defined in and contemplated in the Share Purchase Agreement;

3.	any one director or officer of the Company be and is hereby authorized and directed to execute all such documents and to do and perform all other acts and things as he or she, in his or her sole and absolute discretion, deems necessary or desirable to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the preparation and execution of such document or the doing or performance of such act or thing; and

4.	notwithstanding that the foregoing resolution has been approved by the shareholders of the Company, the directors of the Company are authorized without further notice to, or approval of, the shareholders of the Company not to proceed with the actions contemplated by the foregoing resolutions.”

Recommendation of the Company’s Board of Directors

The Company’s board of directors has reviewed and considered all material facts relating to the Share Purchase Agreement and the Transaction which it considers to be relevant to shareholders. It is the unanimous recommendation of the Company’s board of directors that shareholders vote for the Sale Resolution.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting:

(a)	any person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year; and

(b)	any associate or affiliate of any of the foregoing persons.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no:

(a)	director or executive officer of the Company;

(b)	person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company, or director or executive officer of such person or company; and

(c)	associate or affiliate of any of the foregoing person or company,

has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of securities of the Company where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of securities of the Company.

AUDITOR

The auditor of the Company is MNP LLP. MNP LLP was first appointed as the auditor of the Company by the board of directors of the Company on June 1, 2011.

MANAGEMENT CONTRACTS

There were no management functions of the Company which were to any substantial degree performed by a person other than the directors or executive officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company at its office by mail at Appleby, Clifton House, 75 Fort Street, P.O. Box 190, Grand Cayman, Cayman Islands KY1-1104 to request copies of the Company’s financial statements and management’s discussion and analysis. Financial information is provided in the Company’s comparative annual financial statements and management’s discussion and analysis for the Company’s most recently completed financial year.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the board of directors of the Company.

Dated this 19th day of March, 2014.

On Behalf of the Board of Directors of

CHINESEWORLDNET.COM INC.

“Chi Cheong Liu”

Chi Cheong Liu

Treasurer and Director

SCHEDULE “A”

Share Purchase Agreement

12

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made as of the 19th day of March, 2014.

BETWEEN:

CHINESEWORLDNET.COM INC., a company duly incorporated under the laws of the Cayman Islands with the business address at Appleby, Clifton House, 75 Fort Street, P.O. Box 190, Grand Cayman, Cayman Islands KY1-1104

(the “Seller”)

AND:

NINGBO INTERNATIONAL LIMITED, a company duly incorporated under the laws of the British Virgin Islands with the business address at Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands

(the “Purchaser”)

WHEREAS:

A.	The Seller is the legal and beneficial owner of all of the issued and outstanding shares in the capital of NAI Interactive Ltd. (“NAI”), a company duly incorporated under the laws of the Province of British Columbia and having a place of business at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1;

B.	The Seller is the legal and beneficial owner of 99% of the issued and outstanding shares in the capital of ChineseWorldNet.com (Hong Kong) Ltd. (“CWN HK”), a company duly incorporated under the laws of Hong Kong and having a place of business at 1902 Cheung Kong Center, 2 Queens Road, Central, Hong Kong. The Seller is also the beneficial owner of 1% of the issued and outstanding shares in the capital of CWN HK, which shares are owned by Chi Cheong Liu, a director and major shareholder of the Seller, on the Seller’s behalf;

C.	The Seller is the legal and beneficial owner of 23.8% of the issued and outstanding shares in the capital of CWN Capital Inc. (“CWN Capital”, together with NAI and CWN HK are collectively referred to as the “Companies”, each, a “Company”), a company duly incorporated under the laws of the British Virgin Islands and having a place of business at Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands; and

D.	The Seller has agreed to sell and the Purchaser has agreed to purchase from the Seller all of the issued and outstanding shares owned by the Seller in the capital of the Companies on the terms and conditions herein contained (the “Transaction”).

IN CONSIDERATION of the mutual agreements in this Agreement, and of other consideration (the receipt and sufficiency of which are acknowledged by each party hereto), the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

(a)	“Agreement” means this Share Purchase Agreement and all schedules hereto, if any, whether attached or incorporated by reference, in each case as supplemented, amended, restated or replaced from time to time by a written agreement signed by the parties hereto;

(b)	“Applicable Law” means:

(i)	any domestic or foreign statute, law (including the common and civil law and equity), constitution, code, ordinance, rule, regulation, restriction, regulatory policy or guideline having the force of law, by-law (zoning or otherwise) or Order;

(ii)	any consent, exemption, approval of any Governmental Authority; and

(iii)	any policy, practice or guideline of, or contract with, any Governmental Authority which, although not actually having the force of law, is considered by such Governmental Authority as if having the force of law;

(c)	“Cheong Shares” means the 10 shares in the capital of CWN HK owned by Chi Cheong Liu, a director and major shareholder of the Seller, on the Seller’s behalf;

(d)	“Closing” means the completion of the sale to, and purchase by, the Purchaser of the Subsidiary Shares and the completion of all other transactions contemplated by this Agreement;

(e)	“Closing Date” means the date agreed to between the parties, which date will be within ten (10) days of the receipt of Shareholder Approval for the Transaction, or such other date as is mutually agreed to by the parties;

(f)	“Closing Document” means any document delivered at or subsequent to the Closing Time as provided in or pursuant to this Agreement;

(g)	“Closing Time” means 11:00 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as the parties agree that the Closing will take place;

(h)	“Companies” has the meaning ascribed thereto in Recital C;

(i)	“Damages” means, whether or not involving a Third Party Claim, any loss, cost, liability, claim, interest, fine, penalty, assessment, taxes, damages available at law or in equity (including incidental, consequential, special, aggravated, exemplary or punitive damages), expense (including reasonable costs, fees and expenses of legal counsel on a full indemnity basis, without reduction for tariff rates or similar reductions and reasonable costs, fees and expenses of investigation) or diminution in value.

(j)	“Governmental Authority” means:

(i)	any court, judicial body or arbitral body;

(ii)	any domestic or foreign government whether multinational, national, federal, provincial, territorial, state, municipal or local and any governmental agency, governmental authority, governmental tribunal or governmental commission of any kind whatever;

(iii)	any subdivision or authority of any of the foregoing;

(iv)	any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above; and

(v)	any stock exchange;

(k)	“Indemnified Party” has the meaning ascribed thereto in Section 5.3(a);

(l)	“Indemnifying Party” has the meaning ascribed thereto in Section 5.3(a);

(m)	“Order” means any order, judgment, injunction, decree, stipulation, determination, award, decision, ruling or writ of any Governmental Authority or other Person;

(n)	“Person” shall be broadly interpreted and includes an individual, a body corporate, a partnership, a trust, an association, an unincorporated organization, a Governmental Authority, the executors, administrators or other legal representatives of an individual in such capacity and any other entity recognized by law, and pronouns have a similarly extended meaning;

(o)	“Purchase Price” means the aggregate purchase price payable by the Purchaser to the Seller for the Subsidiary Shares in the amount set out in Section 2.2;

(p)	“Shareholder” means a shareholder of the Seller;

(q)	“Shareholder Approval” means the approval of the Transaction by Shareholders at the Shareholders’ Meeting in accordance with the corporate law of the Cayman Islands;

(r)	“Shareholders’ Meeting” means the special meeting of Shareholders called for, among other matters, the purpose of seeking the Shareholder Approval;

(s)	“Subsidiary Shares” means:

(i)	the 100 shares in the capital of NAI owned by the Seller;

(ii)	the 990 shares in the capital of CWN HK owned by the Seller;

(iii)	the Cheong Shares; and

(iv)	the 25,000 shares in the capital of CWN Capital owned by the Seller;

(t)	“Third-Party Claim” has the meaning ascribed thereto in Section 5.3(a); and

(u)	“Transaction” has the meaning ascribed thereto in Recital D.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement and not to any particular section hereof.

1.3	Extended Meanings

Words importing the singular include the plural and vice versa, words importing gender include all genders and words importing persons include individuals, partnerships, associations, trusts, unincorporated organizations, corporations and governmental authorities. The term “including” means “including, without limitation,” and such terms as “includes” have similar meanings.

1.4	Knowledge

Where any representation, warranty or other statement in this Agreement is expressed to be made by the Purchaser or the Seller to their respective knowledge or is otherwise expressed to be limited in scope to facts or matters known to the Purchaser or the Seller (as the case may be) or of which the Purchaser or the Seller (as the case may be) is aware, it will mean such knowledge as is actually known to the executive officers or directors of the Purchaser or the Seller (as the case may be) who have overall responsibility for or knowledge of the matters relevant to such statement.

Article 2

SALE AND PURCHASE OF SHARES

2.1	Sale and Purchase of Subsidiary Shares

Subject to the terms and conditions hereof, the Seller shall sell to the Purchaser and the Purchaser shall purchase all of the Seller’s right, title and interest in and to the Subsidiary Shares.

2.2	Payment for Subsidiary Shares

As full and final payment for the Subsidiary Shares, the Purchaser shall, at the Closing Time:

(a)	pay to the Seller an aggregate of $263,968.90 by certified cheques, bank drafts or other means of immediately available funds; and

(b)	deliver one or more non-interest bearing promissory notes, in the form set out in Schedule A, in the aggregate principal amount of $831,031.10 with a maturity date of one year with the option to extend upon mutual agreement.

2.3	Delivery of Certificates Representing Subsidiary Shares

The Seller shall transfer and deliver to the Purchaser at the Closing Time share certificates representing the Subsidiary Shares (other than the Cheong Shares) duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank. At or prior to the Closing Time, the Seller shall instruct Chi Cheong Liu to effect the transfer of the beneficial ownership of the Cheong Shares to the Purchaser.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Seller’s Representations and Warranties

The Seller makes the following representations and warranties to the Purchaser and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement:

(a)	the Seller is the registered and beneficial owner of the Subsidiary Shares;

(b)	Except for Shareholder Approval, the Seller has all necessary corporate power, authority and capacity to execute and deliver, and to observe and perform its covenants and obligations under, this Agreement and the Closing Documents to which it is a party. Except for Shareholder Approval, the Seller has taken all corporate action necessary to authorize the execution and delivery of this Agreement and the Closing Documents to which it is a party; and

(c)	this Agreement has been, and each Closing Document to which the Seller is a party will on Closing be, duly executed and delivered by the Seller and this Agreement constitutes, and each Closing Document to which the Seller is a party will on Closing constitute, a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.

3.2	Survival of Seller’s Representations and Warranties

Notwithstanding the Closing or the waiver of any condition by the Purchaser, the representations, warranties, covenants and agreements of the Seller in this Agreement will (except where otherwise specifically provided in this Agreement) survive the Closing and will continue in full force and effect for 24 months after the Closing Date.

3.3	Purchaser’s Representations and Warranties

The Purchaser makes the following representations and warranties to the Seller and acknowledges that the Seller is relying on such representations and warranties in entering into this Agreement:

(a)	the Purchaser has all necessary power, authority and capacity to execute and deliver, and to observe and perform its covenants and obligations under, this Agreement and the Closing Documents. The Purchaser has taken all corporate action necessary to authorize the execution and delivery of this Agreement and the Closing Documents; and

(b)	this Agreement has been, and each Closing Document will on Closing be, duly executed and delivered by the Purchaser and this Agreement constitutes, and each Closing Document will on Closing constitute, a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

3.4	Survival of the Purchaser’s Representations and Warranties

Notwithstanding the Closing or the waiver of any condition by the Seller, the representations, warranties, covenants and agreements of the Purchaser in this Agreement will (except where otherwise specifically provided in this Agreement) survive the Closing and will continue in full force and effect for 24 months after the Closing Date.

Article 4
CLOSING

4.1	Conditions – Seller

The obligation of the Seller to complete the transaction is subject to the following conditions being fulfilled or performed at or prior to the Closing Time:

(a)	all representations and warranties of the Purchaser contained in this Agreement will be true in all material respects as of the Closing Date with the same effect as though made on and as of that date;

(b)	Shareholder Approval shall have been obtained at the Shareholders’ Meeting and will be in effect at Closing Time; and

(c)	no action or proceedings shall be pending or threatened to restrain or prohibit the completion of the Transaction.

The foregoing conditions are for the exclusive benefit of the Seller. Any condition may be waived by the Seller in whole or in part. Any such waiver shall be binding on the Purchaser only if made in writing.

4.2	Conditions – Purchaser

The obligation of the Purchaser to complete the transaction is subject to the following conditions being fulfilled or performed at or prior to the Closing Time:

(a)	all representations and warranties of the Seller contained in this Agreement will be true in all material respects as of the Closing Date with the same effect as though made on and as of that date; and

(b)	no action or proceedings shall be pending or threatened to restrain or prohibit the completion of the Transaction.

The foregoing conditions are for the exclusive benefit of the Purchaser. Any condition may be waived by the Purchaser in whole or in part. Any such waiver shall be binding on the Purchaser only if made in writing.

4.3	Non-Satisfaction of Conditions

If any condition set out in this Section is not satisfied or performed prior to the Closing Time, the party for whose benefit the condition is inserted may:

(a)	waive compliance with the condition in whole or in part in its sole discretion by written notice to the other party and without prejudice to any of its rights of termination in the event of non-fulfilment of any other condition in whole or in part; or

(b)	elect on written notice to the other party to terminate this Agreement before the Closing,

provided, however, the Closing of the Transaction will be deemed to mean a waiver of all conditions to Closing.

4.4	Closing

The completion of the transaction shall take place at the offices of Clark Wilson LLP, 900-885 West Georgia Street, Vancouver, British Columbia, Canada at the Closing Time on the Closing Date or as otherwise determined by mutual agreement of the parties.

4.5	Purchaser’s Deliveries on Closing

At or before the Closing Time, the Purchaser shall execute and deliver to the Seller the following, each of which shall be in form and substance satisfactory to the Seller, acting reasonably:

(a)	a certificate, dated the Closing Date, confirming that all of the representations and warranties of the Purchaser contained in this Agreement are true in all material respects as of the Closing Date, with the same effect as though made on and as of the Closing Date; and

(b)	the Purchase Price in accordance with Section 2.2.

4.6	Seller’s Deliveries on Closing

At or before the Closing Time, the Seller shall execute and deliver to the Purchaser the following, each of which shall be in form and substance satisfactory to the Purchaser, acting reasonably:

(a)	a certificate, dated the Closing Date, confirming that all of the representations and warranties of the Seller contained in this agreement are true in all material respects as of the Closing Date, with the same effect as though made on and as of the Closing Date; and

(b)	share certificates representing the Subsidiary Shares issued in the name of the Seller duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank.

4.7	Termination

If either the Seller or the Purchaser validly terminates this Agreement pursuant to the provisions of Section 4.3 or breaches any covenant set out herein:

(a)	all the obligations of the Seller and the Purchaser pursuant to this Agreement shall be at an end; and

(b)	neither party shall have any right to specific performance or other remedy against, or any right to recover damages or expenses from, the other.

Article 5
Indemnities

5.1	Agreement of the Purchaser to Indemnify

The Purchaser shall indemnify, defend, and hold harmless, to the full extent of the law, the Seller from, against, and in respect of any and all Damages asserted against, relating to, imposed upon, or incurred by the Seller by reason of, resulting from, based upon or arising out of:

(a)	the material breach by the Purchaser of any representation or warranty of the Purchaser contained in or made pursuant to this Agreement or any certificate or other instrument delivered pursuant to this Agreement; or

(b)	the material breach or partial breach by the Purchaser of any covenant or agreement of the Purchaser made in or pursuant to this Agreement or any certificate or other instrument delivered pursuant to this Agreement.

5.2	Agreement of the Seller to Indemnify

The Seller shall indemnify, defend, and hold harmless, to the full extent of the law, the Purchaser from, against, and in respect of any and all Damages asserted against, relating to, imposed upon, or incurred by the Purchaser by reason of, resulting from, based upon or arising out of:

(a)	the material breach by the Seller of any representation or warranty of the Seller contained in or made pursuant to this Agreement or any certificate or other instrument delivered pursuant to this Agreement; or

(b)	the material breach or partial breach by the Seller of any covenant or agreement of the Seller made in or pursuant to this Agreement or any certificate or other instrument delivered pursuant to this Agreement.

5.3	Third Party Claims

(a)	If any third party notifies a party entitled to indemnification under Section 5.1 or 5.2 (each an “Indemnified Party”) with respect to any matter (a “Third-Party Claim”) which may give rise to an indemnity claim against a party required to indemnify such Indemnified Party under Section 5.1 or 5.2 (each an “Indemnifying Party”), then the Indemnified Party shall promptly give written notice to Indemnifying Party; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party will relieve the Indemnifying Party from any obligation under this Article 5, except to the extent such delay actually and materially prejudices the Indemnifying Party.

(b)	The Indemnifying Party will be entitled to participate in the defense of any Third-Party Claim that is the subject of a notice given by the Indemnified Party pursuant to Section 5.3(a). In addition, the Indemnifying Party will have the right to defend the Indemnified Party against the Third-Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party gives written notice to the Indemnified Party within fifteen (15) days after the Indemnified Party has given notice of the Third-Party Claim that the Indemnifying Party elects to assume the defense of such Third-Party Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have adequate financial resources to defend against the Third-Party Claim and fulfill its indemnification obligations hereunder, (iii) if the Indemnifying Party is a party to the Third-Party Claim or, in the reasonable opinion of the indemnified Party some other actual or potential conflict of interest exists between the Indemnifying Party and the Indemnified Party, the Indemnified Party determines in good faith that joint representation would not be inappropriate, (iv) the Third-Party Claim does not relate to or otherwise arise in connection with taxes or any criminal or regulatory enforcement action, (v) settlement of, an adverse judgment with respect to or the Indemnifying Party’s conduct of the defense of the Third-Party Claim is not, in the good faith judgment of the Indemnified Party, likely to be materially adverse to the Indemnified Party’s reputation or continuing business interests (including its relationships with current or potential customers, suppliers or other parties material to the conduct of its business) and (vi) the Indemnifying Party conducts the defense of the Third-Party Claim actively and diligently. The Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim; provided, however, that the Indemnifying Party will pay the reasonable fees and expenses of separate co-counsel retained by the Indemnified Party that are incurred prior to Indemnifying Party’s assumption of control of the defense of the Third-Party Claim.

(c)	The Indemnifying Party shall not consent to the entry of any judgment or enter into any compromise or settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party unless such judgment, compromise or settlement (i) provides for the payment by the Indemnifying Party of money as sole relief for the claimant, (ii) results in the full and general release of the Indemnified Party from all liabilities arising or relating to, or in connection with, the Third-Party Claim and (iii) involves no finding or admission of any violation of Applicable Law or the rights of any Person and has no effect on any other claims that may be made against the Indemnified Party.

(d)	If the Indemnifying Party does not deliver the notice contemplated by Section 5.3(b)(i), or the evidence contemplated by Section 5.3(b)(ii), within fifteen (15) days after the Indemnified Party has given notice of the Third-Party Claim, or otherwise at any time fails to conduct the defense of the Third-Party Claim actively and diligently, the Indemnified Party may defend, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third-Party Claim in any manner it may deem appropriate; provided, however, that the Indemnifying Party will not be bound by the entry of any such judgment consented to, or any such compromise or settlement effected, without its prior written consent (which consent will not be unreasonably withheld or delayed). In the event that the Indemnified Party conducts the defense of the Third-Party Claim pursuant to this Section 5.3(d), the Indemnifying Party shall (i) advance the Indemnified Party promptly and periodically for the costs of defending against the Third-Party Claim (including reasonable attorneys’ fees and expenses) and (ii) remain responsible for any and all other Damages that the Indemnified Party may incur or suffer resulting from, arising out of, relating to, in the nature of or caused by the Third-Party Claim to the fullest extent provided in this Article 5.

5.4	Exclusive Remedy

After the Closing, this Article 5 shall be the sole and exclusive remedy for any inaccuracy of any representation and warranty, or breach of any covenant and obligation, made in connection with this Agreement.

Article 6
GENERAL

6.1	Shareholder Communications and Publicity

The Purchaser shall not release or issue any reports or statements or make any public announcements relating to this Agreement or the Transaction without the prior written consent of the Seller, except as may be required upon advice of counsel to comply with Applicable Law. The Purchaser acknowledges that the Seller will be required to issue press releases or otherwise making public statements with respect to this Agreement or the Transaction and make filing with the Government Authority with respect thereto. The Purchaser shall use all commercially reasonable efforts to assist the Seller in the preparation of such press releases, public statements or filings. In addition, the Purchaser shall assist the Seller in the preparation of presentations to Shareholders, if any, regarding the Transaction.

6.2	Further Assurances

Each of the parties shall, from time to time before and after the Closing Date, at the request and expense of the other, take or cause to be taken such action and execute and deliver or cause to be executed and delivered to the other such documents and further assurances as may be reasonably necessary to give effect to this Agreement.

6.3	Time

Time shall, in all respects, be of the essence hereof, provided that the time for doing or completing any matter provided for herein may be extended or abridged by an agreement in writing signed by the Seller and the Purchaser or by their respective solicitors.

6.4	Currency

Except where otherwise indicated, all references herein to money amounts are in Canadian currency.

6.5	Benefit of Agreement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns, provided that neither party may assign this Agreement without the prior written consent of the other party.

6.6	Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter and supersede all prior negotiations and understandings. This Agreement may not be amended or modified in any respect except by written instrument executed by the parties.

6.7	Severability

If any provision of this Agreement or any document delivered in connection with this Agreement is partially or completely invalid or unenforceable, the invalidity or unenforceability of that provision shall not affect the validity or enforceability of any other provision of this Agreement, all of which shall be construed and enforced as if that invalid or unenforceable provision were omitted. The invalidity or unenforceability of any provision in one jurisdiction shall not affect such provision’s validity or enforceability in any other jurisdiction.

6.8	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and each of the parties irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

6.9	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement. Transmission by facsimile or other means of electronic communication capable of producing a printed copy of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart.

[The remainder of this page is intentionally left blank]

IN WITNESS WHEREOF the parties have executed this Agreement.

CHINESEWORLDNET.COM INC.

Per:	“Chi Cheong Liu”
Authorized Signatory

NINGBO INTERNATIONAL LIMITED

Per:	“Ying Kit Lau”
Authorized Signatory

SCHEDULE A

FORM OF PROMISSORY NOTE

PROMISSORY NOTE

«Date»	$«Amount»

For value received, Ningbo International Limited (the “Company”) promises to pay to or to the order of ChineseWorldNet.Com Inc. $«Amount» in lawful money of Canada (the “Principal Amount”) without interest.

The Company shall pay the Principal Amount to ChineseWorldNet.Com Inc. on or before «Date», unless extended upon mutual agreement between the Company and ChineseWorldNet.Com Inc.

The Company has the right to prepay all or any money owing pursuant to this promissory note without notice, penalty, or bonus.

The Company hereby waives presentment, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this promissory note.

This promissory note has been issued pursuant to the share purchase agreement (the “Share Purchase Agreement”) dated March 19, 2014 between the Company and ChineseWorldNet.Com Inc. and is subject in all respects to the terms of the Share Purchase Agreement.

Dated: ____________________, 2014

NINGBO INTERNATIONAL LIMITED

Per:
Authorized Signatory

SCHEDULE “B”

Valuation Report

Stephen W. Semeniuk, CFA
Capital Research & Consulting

Chineseworldnet.com Inc.

Valuation Based on

Market Comparable Companies

Prepared by: Stephen W. Semeniuk, CFA

Submitted: March 17, 2014

3845 Southridge Avenue, West Vancouver, B.C. V7V 3H9
Phone 604.926.6481 Email stephen_semeniuk@shaw.ca

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Table of Contents

Summary and Conclusions	3

Introduction	5

Credentials of the Writer	5

Relationship of the Writer with Interested Parties	6

Definition of Value	6

Description of Chineseworldnet.com Inc. (“Chineseworldnet”)	7

Trading History of Chineseworldnet Shares	8

Market Liquidity of Chineseworldnet Shares	9

Financial Position of Chineseworldnet	11

Value of Chineseworldnet Based on Market Comparables	12

Appropriate Price to Sales Ratio for Chineseworldnet	14

Observations and Conclusions	14

Exhibit I	13

Exhibits II, III & IV	16 - 19

Appendix, A – Profiles of Market Comparable Companies	20

Statement of Qualifications	23

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Summary and Conclusions

The writer was engaged on March 5, 2014 to provide an opinion as to the fair value of ChineseWorldNet.com Inc. (“Chineseworldnet” or the “Company”). It is understood that the valuation report will be used in support of the sale of assets from Chineseworldnet to a third party.

Chineseworldnet was incorporated under the laws of Cayman Islands on January 12, 2000 and is listed on the OTCBB.  From its head office in the Cayman Islands, Chineseworldnet holds three subsidiaries that act to bring North American junior exploration companies to the attention of investors in China and Chinese investors in North America. Through its subsidiary companies, Chineseworldnet is the creator and proprietor of three integrated financial information and service platforms, focused on connecting companies, financial service providers and institutions in North America to investors, strategic partners, and buyers from the China and the Chinese speaking communities abroad. Through its subsidiaries the Company acts as a communication bridge between public companies and Chinese investors, allowing such companies to develop working relationships and to form functional networks through the Company’s platform. Chineseworldnet’s subsidiary NAI Interactive Ltd. (“NAI”) provides investor relations services that are comprised of organizing investment conferences in North America and China, promoting company road shows and organizing investor outreach events. NAI also publishes industry related handbooks and engages in online marketing through its proprietary website. NAI, a company based in Canada has approximately 7 employees in Canada, and Chineseworldnet.com (Shanghai) Ltd., a company based in China have approximately 11 employees in China. According to the Company its capitalization of 10,950,000 outstanding shares are owned by a total of 41 shareholders.

Chineseworldnet has no significant hard assets. The Company’s various subsidiaries’ premises and computer equipment are rented and the data that the Company provides to its subscribers is largely obtained from public sources or through subscription to such services. There appears to be no significant barrier of entry for other potential competitors. Consequently, no intangible good will component is evident in the valuation of the Company.

Two valuation approaches were use to establish a range of value for Chineseworldnet. Most of the perceived value of the Company consists of cash and near cash assets. Based on this information, the adjusted book value of Chineseworldnet was estimated as $0.128 per share. But in the writer’s view, adjusted book value does not meet the unrestricted market criterion as a potential acquirer of the Company would have to provide for potential transition costs such as legal expenses and potential termination fees. Chineseworldnet’s operating expenses in 2013 amounted to $1.17 million or approximately $100,000 per month. Allowing for a transition period of two months, transition costs that a potential buyer would incur would amount to $200,000 applicable, at least notionally, against the adjusted book value. Chineseworldnet also owns a 23% interest in CWN Capital Inc. (“CWN Cap”) that earns finders’ fees for arranging financings and acquisitions for Chinese investors. It is estimated that Chineseworldnet’s share of proceeds from CWN Cap has a present value of $100,000. Consequently, the net adjustment to Chineseworldnet’s adjusted book value to account for transition costs of $200,000 less the Company’s interest in CWN Cap of $100,000 resulted in a further adjustment to arrive at an orderly disposition value, at market, of $1.302 million or $0.119 per share.

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Chineseworldnet was also valued on the basis of some market comparable companies. A search was made on Yahoo Finance to find smaller companies that use the internet to provide similar web based services such as data transfer, instructional and public relations services - somewhat analogous to the operations of Chineseworldnet. The search was confined to identifying companies with market capitalizations of less than $20 million and resulted in reducing the list of potential comparables to six companies with three of the candidates having market capitalizations of less than $10 million. None of the companies had reported trailing 12 month earnings making price/earnings ratios irrelevant. The price to book value ratios varied widely and do not provide a useful valuation metric. On the other hand, the average price to sales ratios of the selected five, four, or three companies were remarkably close as all being within an averaged range of 1.29 to 1.51 times sales.

As the business focus of the six market comparables is the United States and Canada, the writer opined that a lower price to sales ratio should be used to value Chineseworldnet. The rational is that the client base of many junior resource companies that use the Company’s services are under financial constraint as well as the fact that, from the demand side, the Chinese economy is slowing with growth in investment, retail sales and factory output having dropped to multi-year lows. It was decided to apply a discount of 20% from the lowest observed price to sales ratio of the comparables of 1.12 to calculate the price to sales ratio applicable to Chineseworldnet. With these adjustments, it was estimated that the appropriate price to sales ratio to value Chineseworldnet is 0.09 times, (i.e. 1.12 x 0.8).

Consequently, the value of Chineseworldnet, based on reference to a number of selected market comparable companies, was estimated as being within a range of $0.077 to $0.119 per share.

With the last trade in Chineseworldnet shares reported to have involved 100 shares on December 17, 2013, there is little threat of reduced liquidity as there is virtually no demand for Chineseworldnet shares and no analyst effort will be expended to cover such a situation. Having fallen in price in less than three years from thin, occasional trades in the $1.35 to $1.40 a share area to the last trade at $0.05 on December 17, 2013, there is little additional room for Chineseworldnet shares to fall even, if certain assets were to be sold.

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March 17, 2014

Board of Directors

ChineseWorldNet.com Inc.

Appleby, Clifton House, 75 Fort Street, P.O. Box 190

Grand Cayman, Cayman Islands KY1-1104

Introduction

Gentlemen:

I was engaged on March 5, 2014 by Chineseworldnet.com (“Chineseworldnet” or the “Company”) to provide an opinion as to the fair value of the Company. I understand that the valuation opinion will be used in support of the sale of assets from Chineseworldnet to a third party.

As will be shown in another section of this report, Chineseworldnet shares trade infrequently over-the-counter in the United States. In light of selling the assets to a third party, the Company does intend to conduct a strategic review of its current operations. Except as noted, US currency is used throughout this report to be consistent with Chineseworldnet’s financial reporting.

Credentials of the Writer

The writer is a CFA® charter holder awarded by the CFA Institute, a global membership organization that awards the Chartered Financial Analyst® (CFA®) designation upon completion of an assigned curriculum and examinations. The CFA Institute leads the investment industry by setting the highest standards of ethics and professional excellence and vigorously advocating fair and transparent capital markets. The writer also holds an M.B.A. degree with a major in finance granted by Michigan State University.

From 1987 to 1991, the writer was Vice President, Research, LOM Western Securities Ltd., now known as Canaccord Genuity Corp., a leading underwriter of resources and industrial companies in Western Canada. As a condition of his employment, the writer was required to pass the Partners, Directors and Officers examination administered by the Canadian Securities Institute and was subsequently registered by the British Columbia Securities Commission under the category: Trading Partner, Director, Officer.

The writer is a past director of the Canadian Council of Financial Analysts and since 1991, the writer has been an Independent Financial Consultant providing securities valuation services, fairness opinions, financial research and related consulting services and assignments for over two hundred Canadian and International clients such as mining and exploration companies and companies operating in other sectors, financial institutions, law firms, governments and investment dealers.

The writer is knowledgeable in the valuation of mineral resources and his two peer reviewed articles pertaining to this subject appeared in the August 2002 and April 2011 issues of Mining Engineering, a publication of the Society for Mining, Metallurgy and Exploration. The writer is a member in good standing of that organization. The writer co-authored one of the high quality submissions for the 2011 Toronto CFA Society and Hillsdale Management Research Award.

5

The writer also acts as an advisor to companies on merger and acquisition matters. The writer has been accepted by the Tax Court of Canada, the British Columbia Supreme Court and the Alberta Court of the Queen’s Bench as an expert witness on matters relating to the stock market and mineral exploration company share prices, coal mining, placer gold mining, gold company share prices and mineral claims and mineral royalty matters. The writer served as a Research and Financial Analyst with the Vancouver Stock Exchange & Securities Regulation Commission (i.e. Matkin Commission) in 1993.

The writer meets the independence requirements as set out in Part 6 of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Relationship of the Writer with Interested Parties

The writer has no past, present interest in the Shares and interests of Chineseworldnet and the Company’s associates, customers and suppliers. The writer has had no prior association or affiliation with such parties before accepting this engagement. The writer will be paid a fee for this work in accordance with normal professional consulting practice. The writer may in the future - in the course of conducting financial advisory services to a broad spectrum of corporate clients - perform financial and research services for companies referred to in the preparation of this report.

Definition of Value

Normally, the definition of value that applies for the purposes of a valuation report is ‘Fair Market Value’. This concept of value, assuming a going concern scenario, is the highest price obtainable, expressed in terms of money, in an open and unrestricted market between knowledgeable, prudent and willing parties, dealing at arm’s length, who are fully informed and not under compulsion to transact. As long as companies are able to finance their business development activities by accessing internal or external sources of funding, the going concern criterion is appropriate.

References to Chineseworldnet’s market capitalization in this report complies with the United States Statement of Financial Accounting Standards (“FASB”) No. #157 that precludes an entity from using a ‘blockage factor’ (that is a premium or a discount based on the relative size of the position held), such as might be applied to a large proportion of the total trading units of an instrument, in the calculation of the fair value of a large block of financial instruments. Under FASB #157, the definition of fair value requires that fair value be determined as the product of the number of trading units of an asset times a quoted market price, if available. However, in some cases, courts have held that a company's stock market price may not represent fair value. Consequently, references to market capitalization as used in this report may not be indicative of the underlying value of Chineseworldnet.

6

Be that as it may, the last trade in Chineseworldnet shares occurred on December 17, 2013 at a price of $0.05. On this basis the indicated market capitalization of Chineseworldnet would be $550,000, but as shown in a following section of this report, the calculation is reliant on a stale market transaction that is four months old and a total transaction value of only $5.00 (i.e. 100 shares at $0.05 per share).

Description of ChineseWorldNet.com Inc.

Chineseworldnet was incorporated under the laws of Cayman Islands on January 12, 2000 and is listed on the OTCBB (stock symbol: CWNOF).  From its head office in the Cayman Islands, Chineseworldnet directs the operations of three subsidiaries:

NAI Interactive Ltd. (“NAI”) is 100% owned and is the Canadian subsidiary of Chineseworldnet.com Inc. and is the main office coordinating the investor relations, public relations, GCFF conferencing, and CWNFN business models.

ChineseWorldNet.com (Hong Kong) Ltd. is 100% owned and was established to provide as a conduit for small-mid capital public company trading on the North American Exchange Markets to the Chinese investors allowing the parties to develop working relationships and form functional networks through this platform.

ChineseWorldNet.com (Shanghai) Ltd. is 85% owned by ChineseWorldNet.com (Hong Kong) Ltd. The Shanghai Office was established in 2008 to build the company’s presence in the greater China.  The Shanghai Office now helps to create and maintain networks with business professionals, public and private companies, and government agencies in the China.

Chineseworldnet acquired 100% of the issued and outstanding shares (“shares”) of NAI on January 15, 2000. NAI was incorporated under the laws of British Columbia in 1998 and is the creator and proprietor of three integrated financial information and service platforms, focused on connecting companies, financial service providers and institutions in North America to investors, strategic partners, and buyers from the Greater China region and Chinese speaking communities abroad. The web pages of the three portals are included as Exhibits II, III, and IV, although some of the graphics and graphs shown on the web pages did not download to hardcopy.

NAI is a leading corporate communications solution provider for small-mid capital public company trading on the North American stock exchanges. NAI represents as a communication bridge between public companies and Chinese investors, allowing such companies to develop working relationships and form functional networks through NAI’s platform. The investor relations services are comprised of organizing investment conferences in North America and China, promoting company road shows and investor outreach events. NAI also publishes industry related handbooks and engages in online marketing through its proprietary website.

7

The CWNFN online financial portal provides Chinese investors with financial information and analysis. The online internet services are comprised of banner advertisements, web page hosting and related maintenance activities, online promotion for customers, translation services, investment seminars, investment handbooks, website contest events, and subscription fees.

CWNFN has built a substantial database of financial information, useful for all classes of investors, companies and financial institutions. NAI’s NAI500 platform provides investor relations and public relations services through its approaches to online outreach, company road shows, seminars, publications and other services targeting Chinese investor groups. The Global Chinese Financial Forum is the conferencing arm of NAI with its globally reaching events in Shanghai, Toronto, Vancouver, San Francisco and Los Angeles providing its clients with face-to-face access to Chinese investors as well as cross-border business matching services.

Chineseworldnet’s consolidated financial statements have been prepared in accordance with a going concern assumption. However, Chineseworldnet has accumulated losses since its inception and requires additional funds to maintain and expand its intended business operations. The Company has been able to finance the operations through a series of equity and debt financings but additional funds are still required to fund the Company’s anticipated business expansion. The uncertainty of raising sufficient new capital raises doubt about the Company’s ability to continue as a going concern.

The following table shows Chineseworldnet’s key financial information as reported in the Company’s Form 20-F as well as summary of 2013 data taken from working papers prepared by management as the results for 2013 are still in the process of being audited. As shown in the table below, Chineseworldnet is a micro-cap company as 2013 revenues fell below $1.0 million.

$mm	2013	2012	2011	2010	2009	2008
Revenue	0.939	1.244	1.676	1.733	0.906	1.011
Net Income (Loss)	(0.422)	(0.129)	0.138	0.297	(0.402)	(1.004)
Loss attributable:
Minority interests	(0.030)	(0.044)	(0.061)	(0.108)	(0.073)	(0.054)
Common S/H	(0.392)	(0.085)	0.199	0.189	(0.329)	(0.950)

e.p.s. – basic	(0.04)	(0.01)	0.01	0.02	(0.03)	(0.09)
Shareholders’ equity	1.526	2.025	2.059	1.787	1.349	1.645

Trading History of Chineseworldnet Shares

In a widely held public company listed on a senior stock exchange and without major control blocks of shares, shares prices of a large actively traded public company may be indicative of the company’s value at a particular point in time. Such a situation does not exist with Chineseworldnet because the shares have rarely traded. According to Canada Stockwatch and Yahoo Finance, the last trade in the Company’s shares occurred on December 17, 2013 and according to Stockwatch, Chineseworldnet shares only traded on three days over the past 12 months, 11 times two years ago and 6 times three years ago. All combined, Chineseworldnet shares only traded on 20 days over the past three years. These trading day volumes, amounting to a total of 135,800 shares, are listed in the table below.

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Market Liquidity of Chineseworldnet Shares

One of the advantages of maintaining a public listing of shares is supposed to be access to equity capital because a public listing of shares on an organized stock exchange provides liquidity that investors require to initiate investment positions and to add to or to reduce exposure at appropriate times. In the study of finance, cash is regarded as the ultimate liquid asset. The liability to convert an asset to cash is a measure of its liquidity. If the sale can be done quickly with no discount to price, the asset is considered to be liquid. If the sale requires an extended period of time to complete and requires a reduction in price to complete, the asset is illiquid.

Date	Quantity	Price - Range
			hi & lo
Dec 17/13	100	$0.05
May 07/13	1,000	$0.25
Mar 15/13	1,000	$0.25
Mar 01/13	12,000	$0.25
Feb 27/13	29,000	$0.25
Feb 26/13	30,000	$0.35
Feb 25/13	5,000	$0.40
Jan 28/13	300	$0.30
Jan 23/13	4,200	$0.45	-$0.35
Jan 17/13	45,300	$0.35
Jan 16/13	2,000	$0.55
Dec 12/12	1,000	$0.12
July 10/12	1,000	$1.16
July 09/12	600	$0.12
Aug 01/11	100	$1.34
Jun 16/11	1,200	$1.35
May 16/11	800	$1.40	-$1.35
May 04/11	800	$0.55
Apr 28/11	200	$0.12
Mar 29/11	200	$0.55

Total Volume	135,800

Typically, the daily trading prices of shares of junior tier companies, such as Chineseworldnet, only represent minority opinions of the values of the respective companies. The rationale is that, if all of a particular company’s shares were put on offer, the trading prices of the shares would fall reflecting the increase in supply. More supply drives down prices. Additionally, junior tier companies do not have institutional followings because their small capitalizations do not provide sufficient liquidity to move into and out of significant share positions in a timely manner.

Chineseworldnet shares can be viewed as being very illiquid because the value and volume of trading is very low. The last recorded trade in the shares occurred on December 17, 2013 on volume of only 100 shares. In the past 36 months (three years) the shares have only traded on 20 days for a combined total of 135,800 shares. At this rate of trading volume, it would take 20 years to turn over the Company’s entire capitalization of 10,950,000 issued and outstanding shares.

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The previous table also shows that the trading prices of Chineseworldnet shares have declined since 2011. This table is followed by the graph of the TSX Venture Exchange (“TSXV”) located in Vancouver. Approximately, 75% of the companies listed on the TSXV are mining exploration related and perhaps up to another 10% are junior oil and gas explorers. The junior mining exploration companies rely more heavily on constant inflows of venture capital to fund ongoing exploration activities as it may take many years to develop a promising mineral deposit. In contrast, a discovery of oil and/or gas can usually be tied into production quickly.

Historic Chart for Cdn:VIJX by Stockwatch.com 604.687.1500 - (c) 2014
Fri Mar 14 2014 Op=1,032.11 Hi=1,036.53 Lo=1,030.74 Cl=1,033.64 Vol=71,914,851 Year hi=2,464.78 lo=843.41
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The rush to liquidity brought on by the onset of the global financial crisis decimated the share prices of most junior mineral exploration and development companies and even the share prices of producing mining companies. Some mining exploration shares prices declined by 90% or more. However, with signs of economic recovery appearing, pulled up by demand from China for raw materials and inventory stocking from other quarters, commodity prices and share prices of resource companies commenced a recovery throughout 2009, but generally the prices of many junior mining company shares remained depressed as investors pared back risk exposure to non-performing assets and deigned to put new money at risk. Shares of some quality gold exploration companies were an exception as gold prices rose from US$870/oz in early 2009 to approximately US$1,900/oz in 2011. Gold prices then commenced a steady decline to below US$1,200/oz in December 2013. The declining gold prices that started in 2011 set the junior resource sector into a free fall correction that has continued until recently when gold again is considered a safe haven investment due to geo political events. The business prospects of Chineseworldnet tracked the performance of the TSXV the many junior exploration listings as this sector represent the target clients for Chineseworldnet’s services.

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Prices for many metal commodities are subject to cyclical influences and prices can be vary widely, particularly if such metals are traded by institutions in spot markets and be subject to investors’ collective behavioural psychology. The values of the corresponding deposits of such mineral resources to junior exploration companies will tend to reflect the going market prices of the underlying commodities.

The impact of the price declines in the shares of the junior exploration companies has a double impact on the services of NAI. The declining share prices of junior exploration companies have caused investors to lose interest in the sector at the same time that such companies have depleted cash resources and cut back on the services that NAI provides.

Financial Position of Chineseworldnet

Chineseworldnet is not a “bricks and mortar” company meaning that no significant hard assets are involved in the valuation of the Company. The Company’s various subsidiaries’ premises and computer equipment are rented and the data that the Company provides to its subscribers is largely obtained from public sources or through subscription to such services. As far as the writer can determine, there would not be a significant barrier of entry for other potential competitors. Consequently, no intangible goodwill is evident.

From an accounting basis, most of the value of Chineseworldnet consists of cash and near cash assets. The abbreviated balance sheet is based on Chineseworldnet’s consolidated (unaudited) financial statements provided to the writer. Based on this information, supported with calculations appearing below, the adjusted book value of Chineseworldnet was estimated as $0.128 per share.

Cash	$1.715 mm
Mkt Securities	0.983
Accounts Receivable	0.152
2.850 mm
Payables	0.169
Bank loan – long term	1.279
Adjusted book value	$1.402 mm
Shares outstanding	10,950,000
Adj. book value per share	$0.128

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In the writer’s view, adjusted book value does not represent a going concern value because, to meet the unrestricted market criterion, a potential acquirer of the Company would provide for potential transition costs such as legal expenses and potential termination fees. Chineseworldnet’s operating expenses in 2013 amounted to $1.17 million or approximately $100,000 per month. Allowing for a transition period of two months, transition costs that new owners may incur would amount to $200,000.

The writer was informed that Chineseworldnet owns a 23% interest in CWN Capital Inc. (“CWN Cap”), a company established in the British Virgin Islands earns finders’ fees in arranging introductions, financing opportunities and acquisitions opportunities on behalf of Chinese investors for North American resource companies. It is estimated that Chineseworldnet’s share of proceeds from CWN Cap will amount to $50,000 annually, although such payments are expected to fluctuate widely. The present value of such payments was estimated as $100,000. The calculation supporting this value is based on annual payments of $50,000 over am term of five years discounted at 50%. Consequently, the net change to Chineseworldnet’s adjusted book value to account for transition costs of $200,000 less the Company’s interest in CWN Cap of $100,000 results in a further adjustment to arrive at an orderly disposition value of $1.302 million or $0.119 per share.

Value of Chineseworldnet Based on Market Comparables

Chineseworldnet considers that some of the information content that it provides is similar to services and products provided by such information giants as Thompson Reuters Corporation, Pearson plc and McGraw Hill Financial, Inc. Chineseworldnet is much smaller so the valuation metrics that apply to the above mentioned companies may not apply to Chineseworldnet. As search was made on Yahoo Finance to find smaller companies that use the internet to provide similar web based data, instructional and public relations services somewhat analogous to the operations of Chineseworldnet.

The search was confined to located companies with market capitalizations of less than $20 million and resulted in reducing the list of potential comparables to six companies with three of the candidates having market capitalizations of less than $10 million. Two of the comparables had trailing 12 month revenues in excess of $12.8 million and $16.5 million, respectively while the revenues of the remaining four companies were $5.7 million and lower. Two of the selected companies offer services in the health care field, two are engaged in the travel and lodgings sector and the remaining two companies offer educational and public relations services among their mix of offerings. MediaBistro, Inc., one of the latter two companies cited also organizes trade shows. Brief descriptions of the selected market comparable companies, as provided by Yahoo Finance, are provided in Appendix – A commencing on page 20.

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Examination of the commonly used valuation ratios indicated that the only relevant and consistent metric is the price to sales ratio. None of the companies had reported trailing 12 month earnings thereby making price/earnings ratios irrelevant. In addition, price to book value ratios varied widely. When the seemingly anomalous price to sales ratio of CrowdGather, Inc. of 3.29 times is discarded, the average price to sales ratios calculated on the basis of the remaining five, four, or three companies are remarkably close resulting of as all being with and average range of 1.29 to 1.51 times sales.

Exhibit – I, Peer Companies, Revenues and Aggregate Values

(All dollar amounts in US dollars)

Company Name	Symbol	Price	52 wk	Rev	Mkt	Debt	Cash	D/E
		p.s.	Range		Cap			Ratio
				mm	mm	mm	mm

Nightingale Informatics Corporation	NGH.V	0.205	0.33-0.12	16.5	19.4	9.4	0.7	187:1

Medworxx Solutions Inc.	MWX.V	0.38	0.41 -0.27	5.7	10.1	0.2	2.8	30:1

Extenway Solutions Inc.	EY.V	0.07	0.18-0.06	0.4	9.6	9.1	0.1	n.a.

Next 1 Interactive Inc.	NXOI	0.175	0.42-0.01	1.7	2.6	10.0	1.0	n.a.

CrowdGather, Inc.	CRWG	0.12	0.12-0.02	1.8	7.3	0.1	0.5	0.3:1

Mediabistro Inc.	MBIS	2.35	5.43-0.80	12.8	14.2	7.8	0.1	222:1

Exhibit – I cont’d, Peer Companies, Returns, Share Prices and Value Measures

Company Name	ROA%	BVps	Price/	Price/	P/E	Ent.Value/
			Sales	Book	Ratio	Revenue

Nightingale Informatics Corporation	-46.2%.	0.05	1.15	3.77	n.a	34.3:1

Medworxx Solutions Inc.	-16.0%	0.02	1.78	16.5	n.a.	1.2:1

Extenway Solutions Inc.	-56.1%	-0.03	1.59	24.2	n.a.	50.3:1

Next 1 Interactive Inc.	-94.9%	-1.56	1.70	n.a.	n.a.	6.6:1

CrowdGather, Inc.	-9.7%	0.22	3.29	0.43	n.a.	2.2:1

MediaBistro Inc.	-8.6%	0.58	1.12	4.1	n.a.	1.63:1

Average Price to price sales ratios –	lowest 5	1.47
	lowest 4	1.39
	lowest 3	1.29
	TSXV 3	1.51

*Shares were priced in the period March 5, 2014

The high average price to sales ratio of the three companies listed on the TSXV produced the high range limit of price being 1.51 times sales. Also significant is that the market capitalizations of the five companies, excluding CrowdGather, Inc., ranged from $2.6 million to $19.4 million, which supports the use of the price to sales metric.

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Appropriate Price to Sales Ratio for Chineseworldnet

Chineseworldnet bridges the gap between companies based in North America with Chinese investors located predominantly in China as well as in the Diaspora. The business focus of the six market comparables is on opportunities in the United States and Canada. In the writer’s opinion a lower price to sales ratio should be used to value Chineseworldnet because the client base of many junior resource companies that use the Company’s services are under financial constraint as well as the fact that the Chinese economy is slowing with reported growth in investment, retail sales and factory output dropping to multi-year lows. As the lowest price to sales ratio of the market comparables in Exhibit I was 1.12 for MediaBistro, it was decided that a further discount of 20% should apply to calculate an appropriate price to sales ratio applicable to Chineseworldnet. The writer concluded that a 10% discount is justifiable due to the slowing of China’s economic prospects and the Government’s desire to control speculation. A further 10% discount is based on the dire condition of many resource development companies that are under cash constraint and unable to avail themselves of Chineseworldnet’s services. With these adjustments, it was calculated that the appropriate price to sales ratio to value Chineseworldnet is 0.09 times (i.e. 1.12 x 0.8).

As Chineseworldnet’s 2013 revenues are reported as $938,852, the value of the Company based on a price to sales ratio of 0.9 times sales is approximately $845,000 or $0.077 per share. Consequently, the range of value for Chineseworldnet was determined as being within a range of $0.077 to $0.119 per share.

Observations and Conclusions

The purpose of this valuation of Chineseworldnet is to support the sale of assets from Chineseworldnet to a third party. With the last trade in Chineseworldnet shares reported to have involved 100 shares on December 17, 2013, there is little threat of reduced liquidity should the Company decide to reduce the scale of its operations as there is none and no analyst effort will be expended to cover such an minor investment situation. Having fallen from thin, occasional trades in the $1.35 to $1.40 a share, less than three years ago; to the last trade at $0.05 on December 17, 2013, there is little additional room for Chineseworldnet shares to fall.

Because most of the value of Chineseworldnet consists of cash and marketable securities, with the latter consisting of near cash securities, the conversion of such holdings represents an orderly disposal value that the writer calculated as being $0.119 per share. On the other hand, the going concern value of the Company, based on market comparables, was determined to be $0.077 per share. This suggests that as of current conditions, the Company is worth more in a state of stasis rather than an active business entity.

It is expected that this valuation report that has arrived at a value for Chineseworldnet of $0.077 to $0.119 per share will support the Company’s plans to conduct a strategic review of its options as to whether to continue with its current business operations or to diversify into new areas. In an efficient market, it might be expected that the trading price of the Chineseworldnet’s shares would move closer to the orderly disposal value of the Company. However, with no share trading volume and by the Company’s count of only 41 shareholders owning Chineseworldnet shares, the spread between the fair value of the company and its apparent orderly disposal value will persist.

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This valuation report has been prepared for the sole and exclusive use of the Board Directors of Chineseworldnet and is given as of this date. The report for corporate, judicial and regulatory purposes as well as to its inclusion in the Company’s forthcoming Information Circular and public files, if so required. The report, however, should not be construed as a recommendation to buy or sell any shares mentioned in this report. No such representations are intended or implied.

This opinion is given for the sole and exclusive use of the Board of Directors of Chineseworldnet and to the Company’s shareholders and is given as of this date. The writer reserves the right to amend or withdraw the conclusions reached in this valuation report, if a material change occurs in any of the facts, representations and reports which have been relied upon in preparing this report, or if information provided to the writer and upon which he has relied is inaccurate in any material respect. This valuation report has been prepared solely for the purpose of providing information. It should not be construed as a recommendation to buy or sell any of the securities mentioned herein and no representations or warranties of any kind are intended, neither implied nor should be inferred.

The writer specifically agrees that this Fairness Opinion may be filed with the TSXV and the applicable securities commissions or other regulators, and provided to Chineseworldnet shareholders, and may be included in the materials submitted by Chineseworldnet in an information circular, and to its inclusion in any required court or regulatory approval application.

Yours truly,

“Stephen W. Semeniuk”

Stephen W. Semeniuk, CFA

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Exhibit II – www.chineseworldnet.com

Writer’s note: CWNfn.com is an online financial information provider targeted directly to the Chinese-speaking investor community.  Because of the detailed nature of the financial industry, language barriers can quickly prevent investors from reaching their full investing potential.  To address these issues, CWNfn.com financial portal is first and only financial information provider to truly give its users the most comprehensive financial knowledge and analysis in the North American market.  The CWNfn.com Chinese-language financial portal has allowed its growing number of users to participate in the investment markets with the same knowledge and expertise as their English-speaking peers.

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Exhibit – III, Global Chinese Financial Forum, www.gcff.ca

Writer’s note: The Global Chinese Financial Forum series of international conferences has made a name as the premier English and Chinese bilingual series of financial events.  With over 30 conferences held in Vancouver, Toronto, San Francisco, and cities in China, the GCFF stands as a major source of financial information for the Chinese-speaking investor communities around the world.  The GCFF also works to connect the industries and financial markets of the Greater China region and North America on a face-to-face basis at its conferences, providing valuable opportunities for key personnel from these regions to interact and build the basis for future co-operation. The conference has served thousands of investors and hosted over 35 conferences since its inception in 2000.

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Exhibit IV, NAI 500, www.nai500.com

Writer’s note: NAI Interactive Ltd. (NAI), established in 1998, is a leading solution provider for small-mid capital public company trading on the North American Exchange Markets. Being a major subsidiary of ChineseWorldNet.com Inc. (CWN), NAI represents as a communication bridge between public companies and Chinese investors, allowing them to develop working relationships and form functional networks through this platform.

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Exhibit IV, cont’d

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Appendix – A, Profiles of Market Comparable Companies Used to Establish Valuation Criteria

Nightingale Informatix Corporation – symbol – NGH.V

Nightingale Informatix Corporation is engaged in the development, sale, and support of application software and related services to customers in the healthcare industry in Canada and the United States. Its products include cloud-based clinician and community-based electronic medical records, electronic health records, and integrated practice management products that enable physicians and nurse practitioners at primary care practices, multi-physician outpatient clinics, and hospitals, as well as government and regional health organizations to automate business and clinical functions. The company was founded in 2002 and is headquartered in Markham, Canada.

Medworxx Solutions Inc. – symbol – MWX.V

Medworxx Solutions Inc. primarily in Canada, the United States, and the United Kingdom. It develops technologies that are used to assist health care practitioners’ abilities to communicate, aggregate, and analyze knowledge. The company offers patient flow solutions, including Medworxx utilization management, a clinically-based solution to assess, analyze, and advance patient flow challenges; Medworxx bed board, an electronic bed board that presents status indicators for every bed and patient; and Medworxx assessments for special patient flow measures. It also provides compliance and education solutions comprising Medworxx learning management system that supports the development, management, and delivery of classroom and online learning; Medworxx content management system, a content management system that is used by hospitals to improve the functionality and content of Intranet and Internet Websites; Medworxx policy and documentation management system, which enables healthcare organizations to automate and simplify the management and publication of policies and procedures in a Web-based environment; and Medworxx emergency readiness systems. In addition, the company offers maintenance and hosting, and consulting services. Medworxx Solutions Inc. was founded in 2004 and is headquartered in Toronto, Canada.

Extenway Solutions Inc. – symbol – EY.V

Extenway Solutions Inc., a technology company, engages in the development and sale of software and hardware products for the healthcare and lodging industries in Canada and the United States. Its services include interactive television solutions and bedside terminal solutions, as well as Internet, entertainment, content, marketing, advertising media, education, and integration solutions. The company offers multipurpose bedside terminals, which provide access to digital television, Internet, games, audio books, radio, video on demand, videoconferencing, virtual computer, educational video clips, and patient’s medical records. Its multipurpose bedside terminals also provide access to X-rays at the patient’s bedside; order tests and analyses; check vital signs; prescribe medications; add notes to the patient’s chart; and view the patient’s treatment schedule, as well as offers mealtimes, communication with patients, and bed management services. The company also offers HD television monitors for waiting areas and staff rooms; and support services. Extenway Solutions Inc. is headquartered in Baie-D'Urfé, Canada.

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Next 1 Interactive Inc. – symbol – NXOI

Next 1 Interactive, Inc., a media company, provides travel products, travel media services, and real estate media services in the United States. The company operates through Travel and Real Estate divisions. It is engaged in creating and booking tours and activity-focused trips for families, small groups, and individuals; operating NextTrip.com, a travel site that offers various destination videos and promotes vacation destinations, as well as travel information, services, and entertainment to consumers; and provides Trip Professional membership program. The company also operates Voyage.tv, an online travel channel that produces and distributes travel video programming on the Internet, cable television, and video on demand, as well as VoyageChannel, which broadcasts select videos and provides an alternate portal for viewers to access content; and provides various platform dynamics for interactivity on the consumer’s device of choice. In addition, it offers digital media and marketing services for the real estate industry, which include Home Tour Network that enables real estate agents to create video of their customer’s homes and post on television, real estate Websites, You Tube, and mobile applications; and sells real estate properties. The company is based in Weston, Florida.

CrowdGather, Inc. – symbol – CRWG

CrowdGather, Inc., a social networking Internet company, engages in developing and hosting forum based Websites. The company monetizes a network of online forums and message boards that are designed to engage, provide information to, and build community around users. It focuses on building social, advertising, and user generated content networks by consolidating existing groups of online users that post on message boards and forums. The company’s forum communities connect a network of people sharing their questions, expertise, and experiences. The company also provides advertising and marketing services for its online customers. Its portfolio consists of approximately 600 domain names and 80 Web properties at various stages of development. CrowdGather, Inc. was incorporated in 2005 and is headquartered in Woodland Hills, California.

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MediaBistro Inc. – symbol – MBIS

Mediabistro Inc., an Internet media company, provides content, education, and career services to social media, traditional media, and creative professionals through a portfolio of online properties, communities, and trade shows. The company operates mediabistro.com, a blog network that offers content, education, community resources, and career resources in media industry verticals, such as new media, social media, Facebook, TV news, advertising, public relations, publishing, design, and mobile, as well as a job board for media and creative professionals focusing on job categories comprising social media, online/new media, publishing, public relations/marketing, advertising, sales, design, Web development, and television. It also operates InsideNetwork.com, a network of online properties, which provides market research, data services, news, events, and job listings on the Facebook platform, and social gaming and mobile applications ecosystems; SemanticWeb.com, a blog that offers content, education, community resources, and career resources; and AllCreativeWorld.com, a network of online properties, which provides content, education, community, career, and other resources for creative and design professionals, as well as a marketplace for designing and purchasing logos. In addition, the company offers community, membership, and e-commerce offerings comprising a freelance listing service and premium membership services. Further, it provides online and in-person courses and online conferences for social media and traditional media professionals; and organizes various trade shows, including Inside 3D Printing Conference & Expo, Semantic Tech and Business Conference, Inside Social Apps Conference & Expo, Social Gambling & Gaming Summit, and AllFacebook Marketing Conference. The company was formerly known as WebMediaBrands Inc. and changed its name to Mediabistro Inc. in June 2013. Mediabistro Inc. was founded in 1999 and is based in New York, New York.

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Certificate of Qualifications

I, Stephen Semeniuk, of 3845 Southbridge Avenue, West Vancouver, Canada hereby certify that:

1.	I am a graduate with a B. Comm. (Hons.) degree from the University of Windsor.

2.	I completed an M.B.A. degree, finance major, from Michigan State University.

3.	I am a CFA® charter holder, having completed the program offered by the Institute of Chartered Financial Analysts, charter #6621.

4.	I have been practicing as an independent financial consultant since January 1991 in providing securities valuation services, fairness opinions, and financial consulting and research services to lawyers, government, investment dealers and industry.

5.	I was formerly Vice President, Research of LOM Western Securities Ltd., at that time, the leading underwriter of junior resources and industrial companies in Western Canada. I have also held securities research positions with Vancouver-based Odlum Brown Ltd. and Brink Hudson and Lefever Ltd.

6.	I have also held financial planning and operations analysis positions with British Columbia Resources Investment Corporation, Power Corporation of Canada, Chemcell Ltd. and Ford Motor Company of Canada.

7.	This valuation report on ChineseWorldNet.com Inc., was prepared with the understanding that the Company is considering a number of strategic initiatives including the sale of assets of ChineseWorldNet.com Inc. to a third party.

8.	In preparing this valuation and fairness opinion, I visited the NAI’s head office premises in Vancouver.

9.	I consent to use of this valuation report by ChineseWorldNet.com Inc. for corporate, judicial and regulatory purposes as well as to its inclusion in the Company’s forthcoming Information Circular and public files, if so required. The report, however, should not be construed as a recommendation to buy or sell any shares mentioned in this report. No such representations are intended or implied.

“Stephen W. Semeniuk”                  , West Vancouver, B.C., March 17, 2014.

Stephen W. Semeniuk, B. Comm., MBA, CFA

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